UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission file number 1-14542

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

7/Fl. B, No. 132

Min-Sheng East Road, Sec. 3
Taipei, 105, Taiwan
Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibits 99.1 and 99.2 respectively, are (i) the Notice of, and Proxy Statement for, the 2015 Annual General Meeting of Shareholders held on October 8, 2015 (the “2015 AGM”) and (ii) the Proxy Card for the 2015 AGM.

Exhibit 99.1	Notice of, and Proxy Statement for, the 2015 Annual General Meeting of Shareholders held on October 8, 2015.

Exhibit 99.2	Proxy Card for the 2015 Annual General Meeting of Shareholders held on October 8, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

	By:	/s/ Ivan Hsia
Name: Ivan Hsia
Title: Chief Financial Officer

Date: October 23, 2015